

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 13, 2013

<u>Via E-mail</u>
Ms. Carol P. Lowe
Chief Financial Officer
Sealed Air Corp/DE
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033

> **Re:** **Sealed Air Corp/DE**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-12139**

Dear Ms. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Change in Net Sales, page 26

1. We note from your revenue recognition accounting policy on page 51 that your rebates and other allowances as a percentage of gross sales have increased significantly since 2010. Please provide draft disclosure to be included in future filings that discusses and explains your rebate and allowance trend and whether you expect your existing rebate and allowance level to continue.

Operating (Loss) Profit, page 30

2.   We note that throughout your year-over-year segment analysis, you attribute changes in net sales within each segment to "favorable product/price mix" primarily from the benefits of pricing actions implemented to offset rising raw material costs. In future filings please disclose the specific changes in product/price mix and fluctuations in raw material costs, including the reasons for such changes, so that an investor may understand the particular impact on each segment. Further, in future filings, discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your available liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Impairment of Goodwill and Other Intangible Assets, page 29

3.   Your disclosure in footnote 8 of your financial statements currently provides investors with a general sense of impairment indicators that lead to your asset impairments, such as business performance, long-term market conditions and business trends. Please provide draft disclosure to be included in future filings that expands your MD&A disclosure to address the specific events and circumstances that lead to your significant impairment charges in 2012. Your MD&A should provide a more robust analysis of the key factors and indicators you cite and provide investors with a clearer understanding of the specific business performance issues, market conditions and business trends in the various components of your operations that led you to conclude impairment indicators were present.

Liquidity and Capital Resources

Principal Sources of Liquidity, page 34

4.   Please tell us and disclose in future annual and quarterly filings the amount or percentage of cash and cash equivalents located outside of the U.S. and address the potential range of tax consequences you might incur, should you determine the need to repatriate cash. Please also address in your disclosure, your near-term expectations of whether cash currently held outside the U.S. will be needed to satisfy your obligations, dividends and other demands for cash in your U.S. operations.

5.   We note your risk factor disclosure on page 12 that discusses the fact that each subsidiary is a distinct legal entity and under certain circumstances, legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries. Please tell us the nature of the restrictions on the ability of any consolidated subsidiaries and unconsolidated

subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances (*i.e.* , borrowing arrangements, regulatory restraints, foreign government, etc.). Further tell us how you considered the disclosure requirements of Rules 4-08(e) and 5-04 of Regulation S-X.

Net Cash provided by Operating Activities, page 35

6.   We note that despite substantially increasing your revenues as a result of your Diversey acquisition, your cash flows from operating activities have decreased compared to 2010 levels. Please provide draft disclosure to be included in future filings that provides more insightful disclosure regarding the primary sources and uses of cash and the key factors that are impacting growth in your operating cash flows. For instance, we note Deferred Taxes appear to have negatively impacted your operating cash flows in 2012; however, we note no discussion of such impacts in your operating cash flow discussion.

Critical Accounting Policies and Estimates

Goodwill, page 38

7.   We note that you have incurred significant goodwill and intangible asset impairment charges in 2012 and that your reporting units continue to be at risk of additional impairment. In this regard, we note the carrying value of your Institutional & Laundry reporting unit, which has allocated to it $1.1 billion of goodwill, is 12% higher than the fair value of the unit during the 2012 impairment test. Please enhance your critical accounting policy disclosures in future filings to include: a comprehensive description of the specific material assumptions that drive the estimated fair values including quantitative disclosure of those key assumptions and any changes in your key assumptions year over year; a discussion of the uncertainties associated with each key assumption; a discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair values, and a sensitivity analyses that demonstrate how changes in each key assumption would impact estimated fair values. Also, please discuss how you determined that the remaining goodwill allocated to the Institutional & Laundry segment is recoverable based on the fact that during the fourth quarter 2012 the carrying value exceeded fair value by 12%. As part of your response, please provide us with your proposed disclosure enhancements.

Financial Statements

Note 5 – Segments, page 55

8.   In future filings, please provide product line disclosures as required by ASC 280-10-50-40.

Note 15 Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans

Defined Benefit Pension Plans, page 66

9.   We note your net periodic pension costs disclosure states that your U.S. and non-U.S. pension costs have been "charged to operations". Please tell us and disclose in future filings the amount of net periodic pension cost you have charged to costs of sales as well as the amount currently recorded in inventory for each period presented.

Note 17 – Income Taxes, page 72

10.   We note your risk factor disclosure on page 13 which states that your tax benefit may be significantly reduced resulting in increased tax expense if you fund the Settlement agreement after 2013. Please expand your disclosures beginning with your next quarterly report to explain the facts and circumstances that will cause you to potentially realize a reduced tax benefit and quantify and disclose the amount of the potential tax effects if the Settlement funding is delayed beyond 2013.

11.   Given the significant uncertainties you discuss in your contingency disclosures and the substantial amount of time that has lapsed since initially entering into your Settlement agreement in 2002, coupled with your disclosure noted above regarding the significant tax effects of a further delay in funding the Settlement beyond 2013, please tell us your basis for concluding that your deferred tax asset for the Settlement agreement is more-likely-than-not realizable. We further note that you are also currently in a three year cumulative loss position, which represents a significant piece of negative evidence in assessing the future realization of your deferred tax assets. Please refer to ASC 740-10-30-23 and provide us with your analysis in support of your future realization conclusion.

Item 9 – Internal Control over Financial Reporting

12.   Please confirm to us as it relates to your 2012 Form 10-K, the disclosure requirements of Item 308(C) of Regulations S-K and disclose in future filings, whether there have been any changes in the fourth quarter that have materially affected, or are reasonably likely to material affect, your internal control over financial reporting.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3854 with any other questions.

                                        Sincerely,

                                        /s Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant